Exhibit 99.1

Kingold Jewelry Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2018

Company to Hold Conference Call with Accompanying Slide Presentation at 8:30 a.m. E.T. on November 15, 2018

WUHAN CITY, China, November 14, 2018 - Kingold Jewelry, Inc. ("Kingold" or "the Company") (NASDAQ: KGJI), one of China's leading manufacturers and designers of high quality 24-karat gold jewelry, ornaments and investment-oriented products, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2018.

2018 Third Quarter Financial Highlights

•	Net sales were approximately $626.2 million, an increase of 7.1% from approximately $584.5 million in the same period of 2017
•	Processed a total of 29.6 metric tons of 24-karat gold products, compared to 30.1 metric tons in the third quarter of 2017
•	Net income was approximately $13.2 million, or $0.20 per diluted share, compared to net income of approximately $29.0 million, or $0.44 per diluted share in the same period of 2017

Outlook for 2018

•	Company reiterates guidance of between 100 metric tons and 110 metric tons of 24-karat gold products in 2018

Management Commentary

Mr. Zhihong Jia, Chairman and CEO of the Company, commented, “We were pleased to continue to deliver relatively strong operating results in the third quarter of 2018, despite the challenges from the uncertainty of the rapid changing market along with the RMB depreciation during the quarter. Recent challenging business environment in China has brought lots of pressure on us. Demand for gold has been slowing down in the wake of monetary tighten-up. Kingold is committed to continuous innovations even during the challenging times and believe it is the foundation of the company's long-term development.”

2018 THIRD QUARTER AND NINE MONTHS OPERATIONAL REVIEW

Metric Tons of Gold Processed

Three Months Ended:

	September 30, 2018		September 30, 2017
	Volume	% of Total	Volume	% of Total
Branded*	16.6	56.1%	14.6	48.6%
Customized**	13.0	43.9%	15.5	51.4%
Total	29.6	100.0%	30.1	100%

Nine Months Ended:

	September 30, 2018		September 30, 2017
	Volume	% of Total	Volume	% of Total
Branded*	46.5	57.7%	34.7	48.1%
Customized**	34.0	42.3%	37.5	51.9%
Total	80.5	100.0%	72.2	100.0%

*	Branded Production:	The Company acquires gold from the Shanghai Gold Exchange to produce branded products.
**	Customized Production:	Clients who purchase customized products supply gold to the Company for processing.

For the three months ended September 30, 2018, the Company processed a total of 29.6 metric tons of gold, of which branded production was 16.6 metric tons, representing 56.1% of total gold processed, and customized production was 13.0 metric tons, representing 43.9% of total gold processed in the third quarter of 2018. In the third quarter of 2017, the Company processed a total of 30.1 metric tons, of which branded production was 14.6 metric tons, or 48.6% of the total gold processed, and customized production was 15.5 metric tons, or 51.4% of total gold processed.

Kingold Jewelry, Inc.

November 14, 2018

For the nine months ended September 30, 2018, the Company processed a total of 80.5 metric tons of gold, of which branded production was 46.5 metric tons, representing 57.7% of total gold processed, and customized production was 34.0 metric tons, representing 42.3% of total gold processed in the first nine months of 2018. In the first nine months of 2017, the Company processed a total of 72.2 metric tons, of which branded production was 34.7 metric tons, or 48.1% of the total gold processed, and customized production was 37.5 metric tons, or 51.9% of total gold processed.

CONSOLIDATED FINANCIAL AND OPERATING REVIEW

Net Sales

Net sales for the three months ended September 30, 2018 were approximately $626.2 million, increased by 7.1% from approximately $584.5 million for the same period in 2017. The increase in net sales was mainly due to higher sales volume of branded production sales.

For the first nine months ended September 30, 2018, the Company's net sales were approximately $1,844.5 million, increased by 36.4% from approximately $1,352.7 million in the first nine months of 2017. The increase in net sales was due to the same reason described above.

Gross Profit

Gross profit for the three months ended September 30, 2018 was approximately $61.2 million, decreased by 22.1% from approximately $78.6 million for the same period in 2017.

For the nine months ended September 30, 2018, the Company's gross profit was approximately $189.3 million, increased by 31.9% from approximately $143.5 million in the same period of 2017.

Gross Margin

The Company’s gross margin was 9.8% for the three months ended September 30, 2018, compared to 13.4% in the prior year period.

The decrease in gross margin was mainly due to the decreased average selling price of branded production, compensated by decreased unit cost of branded production during the three months ended September 30, 2018. The average selling price of branded production was RMB 250.77 per gram for the three months ended September 30, 2018, decreased by RMB 10.14 or 3.9%, from RMB 260.91 per gram for the same period in 2017. The unit cost of branded production sales was RMB 230.86 per gram for the three months ended September 30, 2018, decreased by RMB 16.95 or 6.8%, from RMB 247.81 per gram for the same period in 2017. The decrease of the both average selling price and unit cost of branded production was mainly due to the weak gold price in 2018.

For the nine months ended September 30, 2018, the Company's gross margin was 10.3%, compared to 10.6% in the first nine months of 2017.

The slightly decrease in gross margin was mainly due to the decrease of average selling price of our branded production exceeded the decrease in unit cost of branded production sales during the nine months ended September 30, 2018. The average selling price of branded production was RMB 253.45 per gram for the nine months ended September 30, 2018, decreased by RMB 5.00 or 1.9% from RMB 258.45 per gram for the same period in 2017. The unit cost of branded production sales was RMB 231.78 per gram for the nine months ended September 30, 2018, decreased by RMB 4.94 or 2.1% from RMB 236.72 per gram for the same period in 2017.

Net Income

Net income for the three months ended September 30, 2018 was approximately $13.2 million, or $0.20 per diluted share based on 66.1 million weighted average diluted shares outstanding, compared to net income of approximately $29.0 million in the prior year period, or $0.44 per diluted share based on 66.5 million weighted average diluted shares outstanding in the prior year period.

For the nine months ended September 30, 2018, the Company's net income was approximately $40.0 million, or $0.60 per diluted share based on 66.3 million weighted average diluted shares outstanding, compared to net income of approximately $15.7 million, or $0.24 per diluted share based on 66.3 million weighted average diluted shares outstanding in the same period of 2017.

Kingold Jewelry, Inc.

November 14, 2018

Balance Sheet Highlights (USD in Millions)

	9/30/2018	12/31/2017	Percentage Change
Cash	$13.2	$5.0	164%
Inventories	$147.3	$135.0	9.1%
Working Capital (Current Assets — Current Liabilities)	$623.6	$768.3	(18.8)%
Stockholders’ Equity	$354.3	$390.2	(9.2)%

Net cash provided by operating activities was approximately $461.4 million for the nine months ended September 30, 2018, compared with approximately $145.6 million of net cash used in operating activities for the same period in 2017. The net cash provided by operating activities was mainly due to net income of approximately $40.0 million for the nine months ended September 30, 2018, the decrease in inventory purchased of $321 million because $557.9 million of gold for investment was released to inventory and processed during the nine months ended September 30, 2018, collections from value added tax receivables of $84.6 million, an increase in income tax payable of $0.7 million and an increase in other payables and accrued liabilities of $1.0 million.

Kingold’s net cash from operating activities can fluctuate significantly due to changes in our inventories. Other factors that may vary significantly include our accounts payable, purchases of gold and income taxes. The Company expects the net cash generated from operating activities to continue to fluctuate as inventories, receivables, accounts payables and the other factors described above change with increased production and the purchase of larger or smaller quantities of raw materials. These fluctuations could cause net cash from operating activities to decrease, even if the net income grows as Kingold continues to expand. Although the Company expect that net cash from operating activities will increase over the long term, but cannot predict how these fluctuations will affect the cash flow in any particular quarter.

OUTLOOK FOR 2018

Based on its existing resources and capacity along with expected relatively strong demand for 24-karat gold products in the fourth quarter of 2018 in China, the Company reiterates its expectation that gold processed will be between 100 metric tons and 110 metric tons during 2018.

Conference Call Details

Kingold also announced that it will discuss these financial results in a conference call on November 15, 2018 at 8:30 a.m. E.T.

The dial-in numbers are:

Live Participant Dial In (Toll Free):	877-407-9038
Live Participant Dial In (International):	201-493-6742

The conference call will also be webcast live. To listen to the call, please go to the Investor Relations section of Kingold's website at www.kingoldjewelry.com, or click on the following link: https://78449.themediaframe.com/dataconf/productusers/kgji/mediaframe/26970/indexl.html.

The Company will also have an accompanying slide presentation available in PDF format on its homepage prior to the conference call.

About Kingold Jewelry, Inc.

Kingold Jewelry, Inc. (NASDAQ: KGJI), centrally located in Wuhan City, one of China's largest cities, was founded in 2002 and today is one of China's leading designers and manufacturers of 24-karat gold jewelry, ornaments, and investment-oriented products. The Company sells both directly to retailers as well as through major distributors across China. Kingold has received numerous industry awards and has been a member of the Shanghai Gold Exchange since 2003. For more information, please visit www.kingoldjewelry.com.

Business Risks and Forward-Looking Statements

This press release contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You can identify these forward - looking statements by words such as “expects,” “believe,” “project,” “anticipate,” or similar expressions. The forward-looking statements in this release include statements regarding Kingold’s outlook with respect to its 2018 outlook for gold processing. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Forward-looking statements are subject to a number of risks, including those contained in Kingold's SEC filings available at www.sec.gov, including Kingold's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Kingold undertakes no obligation to update or revise any forward-looking statements for any reason.

Kingold Jewelry, Inc.

November 14, 2018

COMPANY CONTACT

Kingold Jewelry, Inc.

Bin Liu, CFO

Phone: +1-847-660-3498 (US) / +86-27-6569-4977 (China)

bl@kingoldjewelry.com

INVESTOR RELATIONS COUNSEL:

The Equity Group Inc.

Katherine Yao, Senior Associate

Phone: +86-10-5661 7012

kyao@equityny.com

Kingold Jewelry, Inc.

November 14, 2018

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(IN US DOLLARS)

(UNAUDITED)

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017

NET SALES	$626,171,072	$584,511,639	$1,844,491,390	$1,352,666,916

COST OF SALES
Cost of sales	(564,685,762)	(505,608,405)	(1,654,427,318)	(1,208,376,017)
Depreciation	(255,546)	(300,716)	(801,384)	(806,047)
Total cost of sales	(564,941,308)	(505,909,121)	(1,655,228,702)	(1,209,182,064)

GROSS PROFIT	61,229,764	78,602,518	189,262,688	143,484,852

OPERATING EXPENSES
Selling, general and administrative expenses	2,487,346	3,779,728	7,597,545	10,546,253
Stock compensation expenses	5,364	5,364	16,092	27,650
Depreciation	146,475	135,442	406,962	367,112
Amortization	2,767	2,832	8,703	8,330
Total operating expenses	2,641,952	3,923,366	8,029,302	10,949,345

INCOME FROM OPERATIONS	58,587,812	74,679,152	181,233,386	132,535,507

OTHER INCOME (EXPENSES)
Other Income	64,433	661	64,433	66,158
Interest Income	562,294	633,617	1,384,438	1,824,924
Interest expense, including amortization of debt issuance costs of $3,482,031 and $1,347,832 for the three months, and $8,042,451 and $7,751,818 for the nine months ended September 30, 2018 and 2017, respectively	(41,479,730)	(36,585,321)	(128,898,077)	(113,155,443)
Total other expenses, net	(40,853,003)	(35,951,043)	(127,449,206)	(111,264,361)

INCOME FROM OPERATIONS BEFORE TAXES	17,734,809	38,728,109	53,784,180	21,271,146

INCOME TAX PROVISION (BENEFIT)
Current	1,787,717	7,778,520	9,214,312	12,996,602
Deferred	2,699,588	1,962,539	4,523,643	(7,440,305)
Total income tax provision	4,487,305	9,741,059	13,737,955	5,556,297

NET INCOME	13,247,504	28,987,050	40,046,225	15,714,849

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) related to investments in gold, net of tax	$(18,935,552)	$27,074,547	$(56,908,875)	$75,935,884
Foreign currency translation gains (loss)	(13,077,661)	4,455,163	(19,080,264)	12,817,501
Total Other comprehensive income (loss)	$(32,013,213)	$31,529,710	$(75,989,139)	$88,753,385

COMPREHENSIVE INCOME (LOSS)	$(18,765,709)	$60,516,760	$(35,942,914)	$104,468,234
Earnings per share
Basic	$0.20	$0.44	$0.61	$0.24
Diluted	$0.20	$0.44	$0.60	$0.24
Weighted average number of shares
Basic	66,113,502	66,049,726	66,113,502	66,029,266
Diluted	66,121,121	66,484,717	66,311,149	66,337,069

Kingold Jewelry, Inc.

November 14, 2018

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

(UNAUDITED)

	September 30,	December 31,
	2018	2017

ASSETS

Cash	$13,245,436	$4,997,125
Restricted cash	6,567,855	5,534,551
Accounts receivable	198,214	768,167
Inventories	147,264,405	135,042,713
Investments in gold	922,084,336	1,562,943,153
Other current assets and prepaid expenses	808,809	100,592
Value added tax recoverable	254,820,263	353,732,758
Total current assets	1,344,989,318	2,063,119,059

Property and equipment, net	5,903,782	7,299,643
Restricted cash	8,927,100	7,392,721
Investments in gold	1,071,005,836	957,124,267
Other assets	286,155	302,072
Deferred income tax assets	22,054,343	6,677,675
Land use right	399,007	429,915
Total long-term assets	1,108,576,223	979,226,293
TOTAL ASSETS	$2,453,565,541	$3,042,345,352

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Short term loans	$621,518,946	$962,101,746
Other payables and accrued expenses	18,845,062	18,913,863
Related party loan	72,798,218	307,389,647
Due to related party	3,592,726	2,630,301
Income tax payable	1,855,002	1,208,742
Other taxes payable	2,818,412	2,615,463
Total current liabilities	721,428,366	1,294,859,762
Related party loans	451,657,343	567,843,066
Long term loans	926,174,267	789,410,137
TOTAL LIABILITIES	2,099,259,976	2,652,112,965
COMMITMENTS AND CONTINGENCIES
EQUITY
Preferred stock, $0.001 par value, 500,000 shares authorized, none issued or outstanding as of September 30, 2018 and December 31, 2017	-	-
Common stock $0.001 par value, 100,000,000 shares authorized, 66,113,502 shares issued and outstanding as of September 30, 2018 and December 31, 2017	66,113	66,113
Additional paid-in capital	80,393,541	80,377,449
Retained earnings
Unappropriated	343,712,836	303,666,611
Appropriated	967,543	967,543
Accumulated other comprehensive income (loss), net of tax	(70,834,468)	5,154,671
Total Equity	354,305,565	390,232,387

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,453,565,541	$3,042,345,352

Kingold Jewelry, Inc.

November 14, 2018

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(IN US DOLLARS)

(UNAUDITED)

	For the nine months ended September 30,
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$40,046,225	$15,714,849
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	1,208,346	1,173,159
Amortization of intangible assets	8,703	8,330
Amortization of debt issuance costs included in interest expense	8,042,451	7,751,818
Share based compensation for services and warrants expense	16,092	27,650
Inventory valuation allowance	-	-
Deferred tax provision (benefit)	4,523,643	(7,440,305)
Changes in operating assets and liabilities
Accounts receivable	558,165	647,049
Inventories	321,200,297	(119,627,463)
Other current assets and prepaid expenses	(752,148)	185,892
Value added tax recoverable	84,623,088	(56,530,224)
Other payables and accrued expenses	961,903	4,331,048
Customer deposits	(192,313)	-
Income tax payable	748,416	7,725,853
Other taxes payable	359,224	482,337
Net cash provided by (used in) operating activities	461,352,092	(145,550,007)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(491,136)	(1,551,847)
Investments in gold	-	(358,279,503)
Net cash used in investing activities	(491,136)	(359,831,350)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from other loans – short term	-	169,103,063
Repayments of other loans – short term	(554,840,248)	(147,212,224)
Proceeds from other loans – long term	435,804,951	96,966,135
Repayments of other loans – long term	-	(102,695,952)
Proceeds from related party loans – short term	-	293,836,774
Repayments of related party loans – short term	(230,227,311)	-
Proceeds from related party loans – long term	443,110,831	771,321,531
Repayments of related party loans – long term	(534,050,005)	(609,711,305)
Payments of loan origination fees	(6,578,966)	(4,114,687)
Repayment of third party loans	-	(29,383,677)
(Repayment of) borrowings from related party	965,643	(5,212,812)
Proceeds from exercise of warrants	-	113,562
Net cash provided by (used in) financing activities	(445,815,105)	433,010,408

EFFECT OF EXCHANGE RATES ON CASH AND RESTRICTED CASH	(4,229,857)	2,619,437
NET INCREASE DECREASE IN CASH AND RESTRICTED CASH	10,815,994	(69,751,512)
CASH AND RESTRICTED CASH, BEGINNING OF PERIOD	17,924,397	81,677,623
CASH AND RESTRICTED CASH, END OF PERIOD	$28,740,391	$11,926,111

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$120,133,935	$92,580,544
Cash paid for income tax	$8,465,896	$5,270,750

NON-CASH INVESTING AND FINANCING ACTIVITIES
Investments in gold obtained in a lease from a related party and fully repaid	$-	$132,748,925
Investments in gold transferred to inventories	$557,866,549	$350,761,730
Unrealized gain (loss) on investments in gold, net of tax	$(56,908,875)	$75,935,884